================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                             NEWSTAR FINANCIAL, INC.
                                (Name of Issuer)

  COMMON STOCK (PAR VALUE $.01 PER SHARE)                    65251F05
      (Title of class of securities)                      (CUSIP number)

                            CAPITAL Z PARTNERS, LTD.
                         UNION SQUARE PARTNERS GP, LTD.
                        230 PARK AVENUE SOUTH, 11TH FLOOR
                               NEW YORK, NY 10003
                           ATTENTION: MR. CRAIG FISHER
                             TEL NO. (212) 965-0800
           (Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 18, 2008
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Financial Services Fund II, L.P.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        5,714,972
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   5,714,972

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,714,972
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     11.6% (1)

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------


1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.



                                       2


------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Financial Services Private Fund II,
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                 [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                               [_]
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        5,714,972
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                          [_]
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   5,714,972

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,714,972
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     11.6% (1)
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------


1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.



                                       3


------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, L.P.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        5,714,972
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   5,714,972

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,714,972
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     11.6% (1)

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------

1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.

* This page reflects beneficial ownership by Capital Z Partners, L.P. solely in its capacity as the general partner of Capital Financial Services Fund II, L.P.
and Capital Z Financial Services Private Fund II, L.P.



                                       4


------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, Ltd.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        5,714,972
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   5,714,972

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,714,972
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     11.6% (1)
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO

------------------------------------------------------------------------------------------------

1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.

*This page reflects beneficial ownership by Capital Z Partners, Ltd. solely in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z
Financial Services Private Fund II, L.P.




                                       5



------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:                         Capital Z Management, LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        5,714,972
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,714,972
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     11.6% (1)
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         OO

------------------------------------------------------------------------------------------------


1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant. *This page reflects beneficial ownership by Capital Z Management, LLC, the principal business of which is performing investment management services for Capital
      Z Financial Services Fund II, L.P. and Capital Z Financial Services
      Private Fund II, L.P.



                                       6


------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Partners, L.P.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                            Cayman Islands
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        4,000,000
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   4,000,000

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  4,000,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      8.2% (1)

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------



1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.



                                       7



------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Partners GP, L.P.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                            Cayman Islands
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        4,000,000
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   4,000,000

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  4,000,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      8.2% (1)

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------

1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii)
      7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.

*This page reflects beneficial ownership by Union Square Partners GP, L.P.
solely in its capacity as the general partner of Union Square Partners, L.P.



                                       8



------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Partners GP, Ltd.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                            Cayman Islands
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                                  0
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                        4,000,000
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                             0
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                   4,000,000

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  4,000,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      8.2% (1)

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------

1. This percentage is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii) 7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and
      (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.

*This page reflects beneficial ownership by Union Square Partners GP, Ltd. solely in its capacity as the general partner of Union Square Partners GP, L.P., which is the general partner of Union Square Partners, L.P.

                            AMENDMENT TO SCHEDULE 13D

      This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D ("Original Schedule 13D"), dated December 7, 2007, relating to the common stock of NewStar Financial, Inc.

ITEM 1.     SECURITY AND ISSUER

      See Item 1 of the Original 13D, which is incorporated herein by reference.

ITEM 2.     IDENTITY AND BACKGROUND

      See Item 2 of the Original 13D, which is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See Item 3 of the Original 13D, which is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

      On November 12, 2007, Union Square into a Securities Purchase Agreement (the "Purchase Agreement") with the Company and certain other investors. Pursuant to the Purchase Agreement, Union Square purchased an aggregate of 4,000,000 shares of the Company's common stock, $0.01 par value per share, at a price of $10.00 per share, in a private placement sale, representing 8.2% of the equity securities of the Company. The percentage in the immediately foregoing sentence is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii) 7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant. Under the terms of the Purchase Agreement, the Shares were issued and sold in two installments or tranches. The first tranche for the sale of 7,248,080 shares of common stock closed on November 29, 2007. The second tranche for the sale of the remaining 5,251,920 shares of common stock (the "Second Tranche Shares") closed on January 18, 2008.

      On November 12, 2007, each of Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., and certain other existing shareholders entered into separate voting agreements with the Company, in which each such holders committed to vote the shares each such holder owns in favor of the issuance of the Second Tranche Shares. The shares of the Company's common stock subject to such separate voting agreements represent, in the aggregate, over 50% of the outstanding voting power of the Company.

      Union Square also executed a Registration Rights Agreement with the Company and certain other investors, (the "Registration Rights Agreement") on November 12, 2007. Under the terms of the Registration Rights Agreement, the Company agreed to file a registration statement for purposes of registering the shares for resale. The Company has agreed to pay the investors 1% of the aggregate purchase price in cash liquidated damages if the registration statement is not filed by the earlier of May 1, 2008 or the first date when the Company becomes S-3 eligible (the "Filing Date"), the registration statement is not declared effective by 45 days after the Filing Date, the Company fails to file an acceleration request within five trading days of receipt of notice from the SEC that the registration statement is no longer subject to review, or the Company fails to keep the registration statement continuously effective. The Registration Rights Agreement also grants the investors the right to request up to three underwritten offerings of the shares under certain circumstances.

      In addition, in connection with its agreement to purchase shares in the private placement, Union Square entered into two letter agreements with the Company related to board nomination and management rights. Pursuant to these agreements, Union Square has the right to nominate one director to be included on the slate of directors to be voted on at the Company's annual stockholders' meeting. This right will terminate when Union Square's stockholdings decline to below 51% of the percentage of the board represented by one nomination. Union Square was also granted certain management rights that allow Union Square to consult with and advise Company management on significant business issues and examine the books and records of the Company. These management rights terminate, with respect to Union Square, when Union Square holds less than 50% of the shares purchased by it in the private placement. These rights are intended to satisfy the requirement of contractual management rights for purposes of qualifying Union Square's interests in the Company as venture capital investments for purposes of the Department of Labor's "plan assets" regulations. Union Square has agreed to hold in confidence and trust and not use or disclose any confidential information provided to or learned by them in connection with the exercise of management rights under this agreement.

      Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of common stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company's capitalization or dividend policy, or (iii) other changes to the Company's business or structure.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference.

      The aggregate number of shares of Common Stock that the Reporting Persons, in the aggregate, beneficially own is 9,714,972 shares of Common Stock, which constitutes approximately 19.8% of the Company's outstanding shares of Common Stock.

      The percentage in the immediately foregoing sentence is calculated based on 48,958,705 shares of the Issuer's common stock, which includes (i) 36,258,531 shares of the Issuer's common stock outstanding as of November 9, 2007 as reported in the Issuer's quarterly report on Form 10-Q dated as of November 13, 2007, (ii) 7,248,080 shares of the Issuer's common stock sold by the Issuer on November 29, 2007 (iii) 5,251,920 shares of the Issuer's common stock sold by the Issuer in the event which requires the filing of this statement and (iv) 200,174 shares of the Issuer's common stock which may be acquired by Capital Z and Capital Z Private Fund by exercise at any time at the option of Capital Z and Capital Z Private Fund of one warrant.

      As a result of the matters referred to in Item 2 the Reporting Persons may be deemed to constitute a "group" (within the meaning of Rule 13d-5(b) under the Act). As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in Item 2 above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

      (c) See Item 4 of the Original 13D, which is incorporated herein by reference.

      (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 4 and the Exhibits filed in the Original 13D, which is incorporated herein by reference.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

------------------------------------------------------------------------------
            Exhibit No.                       Description

------------------------------------------------------------------------------
            7.1                               Joint Filing Agreement
------------------------------------------------------------------------------
            7.2*                              Securities Purchase Agreement,
                                              by and among Union Square
                                              Partners, L.P., Corsair
                                              Capital, Swiss Re, Och-Ziff,
                                              SAB Capital Partners, L.P.,
                                              SAB Capital Partners II, L.P.,
                                              OZ Master Fund, Ltd., GPC LV
                                              II LLC, Fleet Maritime, Inc.,
                                              OZ Global Special Investments
                                              Master Fund, L.P., Corsair III
                                              Financial Services Capital
                                              Partners, L.P., Corsair III
                                              Financial Services Offshore
                                              892 Partners, L.P. and Swiss
                                              Reinsurance Company (the
                                              "Investors") and NewStar
                                              Financial, Inc., dated
                                              November 12, 2007
------------------------------------------------------------------------------
            7.3*                              Registration Rights Agreement,
                                              between the Investors and
                                              NewStar Financial, Inc., dated
                                              November 12, 2007.
------------------------------------------------------------------------------
            7.4*                              Form of Voting Agreement
                                              between each of Capital Z
                                              Financial Services Fund II,
                                              L.P., Capital Z Financial
                                              Services Private Fund II, L.P.
                                              and certain other existing
                                              shareholders and the Company,
                                              each dated November 12, 2007.
------------------------------------------------------------------------------
            7.5*                              Management Rights Letter
                                              between Union Square and the
                                              Company, dated November 12, 2007.
------------------------------------------------------------------------------
            7.6*                              Nomination Rights Letter
                                              between Union Square and the
                                              Company, dated November 12, 2007.
------------------------------------------------------------------------------


*Previously filed as an Exhibit to the Original Schedule 13D.

                               Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      January 18, 2008

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

            By:               Capital Z Partners,
                              L.P., its General Partner

            By:               Capital Z Partners,
                              Ltd., its General Partner

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory


CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

            By:               Capital Z Partners,
                              L.P., its General Partner

            By:               Capital Z Partners,
                              Ltd., its General
                              Partner

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory


CAPITAL Z PARTNERS, L.P.

            By:               Capital Z Partners,
                              Ltd., its General Partner

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory


                  CAPITAL Z PARTNERS, LTD.

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory


                  CAPITAL Z MANAGEMENT, LLC

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory

UNION SQUARE PARTNERS, L.P.
By: UNION SQUARE PARTNERS GP, L.P., its General Partner

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory


UNION SQUARE PARTNERS GP, L.P.

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory


UNION SQUARE PARTNERS GP, LTD.

            By:               /s/ Craig Fisher
                              -----------------------------
                              Name:  Craig Fisher
                              Title: General Counsel
                              - Authorized Signatory